February 4, 2009

Via Facsimile

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Mail Stop 3561

Attn.:	John Fieldsend
Attorney-Advisor

Re:	Big Lots, Inc.
Form 10-K for the Year Ended February 2, 2008
Filed April 1, 2008
Definitive Proxy Statement on Schedule 14A
Filed April 15, 2008
Form 10-Q for the Period Ended November 1, 2008
Filed December 9, 2008
File No. 1-08897

Dear Mr. Fieldsend:

As you discussed on February 3, 2009 with Mr. Chadwick Reynolds, counsel to Big Lots, Inc. (“we”), we are in receipt of the letter from H. Christopher Owings of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated January 29, 2009 regarding the above-referenced filings, and we intend to submit a response letter to the Staff on or before February 27, 2009.  Per your request, a copy of this letter is also being filed with the Commission today via EDGAR as a correspondence file.  Thank you for your cooperation with this matter.

Sincerely,

/s/ Joe R. Cooper

Joe R. Cooper
Senior Vice President and
Chief Financial Officer